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                                                                      EXHIBIT 11

                         THE RANDERS GROUP INCORPORATED
                                 EXHIBIT 6(a)-1

        Statement Regarding Computation of Earnings (Loss) Per Share

Primary Earnings Per Share

   Net income per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during each period. The number of shares used in computing net income per share for each of the periods included herein are as follows:

                                               Weighted Average
                       Weighted Average       Number of Dilutive
                       Number of Common       Common Equivalent
                      Shares Outstanding      Shares Outstanding        Total
                      ------------------      ------------------   --------------
Three Months Ended

 September 30, 1996       14,115,682                 --               14,115,682
 September 30, 1995       14,115,682                 --               14,115,682

Nine Months Ended

 September 30, 1996       14,115,682                 --               14,115,682
 September 30, 1995       14,115,682                 --               14,115,682


Common equivalent shares, calculated using the treasury stock method, including shares issuable under the Company's stock option plan.

Common equivalent shares are not used in computing net income (loss) per share as they would be antidilutive when a loss exists or because they are not considered dilutive as the effect on earnings per share data would be less than three percent.





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